SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 3)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

STARTECH ENVIRONMENTAL CORPORATION
(Name of Subject Company (Issuer))
FLH ACQUISITION CORP.
a wholly-owned subsidiary of
FRIENDLY LRL HOLDINGS, LLC
an indirect subsidiary of
LRL INVESTMENTS LTD.
(Names of Filing Persons (Offerors))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

855906103
(CUSIP Number of Class of Securities)

Sergey Mitirev
Dmitry Timoshin
16, rue de Contamines
1206 Geneve
Switzerland
+41 22 704 32 00
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
Peter L. Korn, Jr.
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, NY 10020-1089
(212) 768-6700
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,393,358	$1,082

*	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the offer to purchase all of the outstanding shares of common stock, no par value, of Startech Environmental Corporation (“Shares”) at a purchase price of $0.65 cash per Share, without interest, and assumes the purchase of all 23,741,470 Shares issued and outstanding as of July 15, 2009, and all options and warrants outstanding as of such date with respect to an aggregate of 6,094,466 Shares. The number of outstanding Shares, options, and warrants is based on information contained in Amendment No. 1 to Startech’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission on July 17, 2009.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000558.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,082	Filing Party:	FLH Acquisition Corp., Friendly LRL Holdings, LLC and LRL Investments Ltd.
Form or Registration No.: Schedule TO	Date Filed:	July 6, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9
Item 11. Additional Information
Item 12. Materials to be filed as Exhibits
SIGNATURE
INDEX TO EXHIBITS
EX-99(a)(5)(F)

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed with the Securities and Exchange Commission on July 6, 2009 and as amended and supplemented by Amendment No. 1 filed on July 20, 2009 and Amendment No. 2 filed on July 24, 2009, by LRL Investments Ltd. (“LRL”), Friendly LRL Holdings, LLC, an indirect subsidiary of LRL (“Parent” or “FLH”), and FLH Acquisition Corp., a Colorado corporation and a wholly-owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the Purchaser’s tender offer for all of the outstanding shares of common stock, no par value, including the associated preferred stock purchase rights (together, the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company”), for $0.65 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 6, 2009, as amended (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), which were filed as exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.
     The information set forth in the Offer to Purchase is incorporated by reference into all items of this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.
Items 1 through 9.
     THE OFFER TO PURCHASE ATTACHED AS EXHIBIT (A)(1)(A) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:
General Amendments
     All references to “12:00 midnight, New York City time, on Friday, July 31, 2009” in the Offer to Purchase are amended to be references to “11:59 p.m., New York City time, on Monday, August 31, 2009”.
Cover Page
     The cover page of the Offer to Purchase is amended and restated as follows:
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
Startech Environmental Corporation
by
FLH Acquisition Corp.
a wholly-owned subsidiary of

Friendly LRL Holdings, LLC
an indirect subsidiary of
LRL Investments Ltd.
at
$0.65 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MONDAY, AUGUST 31, 2009, UNLESS THE OFFER IS EXTENDED.
     The Offer is not conditioned upon any financing arrangements or subject to a financing condition. The Offer is conditioned upon, among other things: (1) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of shares of common stock, no par value, together with the associated preferred stock purchase rights (together, the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company” or “Startech”), which, when added to any Shares already owned by Friendly LRL Holdings, LLC, a Delaware limited liability company (“Parent” or “FLH”) and its subsidiaries (including FLH Acquisition Corp., a Colorado corporation (“Purchaser”)), represents at least a majority of the outstanding Shares on the date of purchase on a fully-diluted basis (which means after giving effect to the exercise of all outstanding options, warrants, rights and convertible securities); (2) the Company’s Board of Directors shall have redeemed the associated preferred stock purchase rights or the Purchaser shall be satisfied, in its reasonable discretion, that the rights have expired, been invalidated or are otherwise inapplicable to the Offer and the proposed merger (the “Merger”) of the Company and the Purchaser (or one of its affiliates) as described herein; and (3) the Company shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company. See Section 14 of this Offer to Purchase for additional conditions to the Offer.
     Parent and the Purchaser are seeking to negotiate a business combination with the Company. Subject to applicable law, the Purchaser reserves the right to amend the Offer (including amending the number of shares to be purchased, the Offer Price and the consideration to be offered in the proposed Merger) upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such Merger, be converted into the consideration negotiated by Parent, the Purchaser and the Company.
     This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

IMPORTANT
     If you desire to tender all or any portion of your Shares in the Offer, this is what you must do prior to expiration of the Offer:
•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificate(s) representing tendered Shares and any other required documents, to the Depositary (as defined herein) or tender such Shares pursuant to the procedures for book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary or comply with the other procedures on a timely basis prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery and following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase. Please call the Information Agent, Morrow & Co., LLC, at (800) 607-0088 for assistance.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.
     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent, and such copies will be provided promptly at the Purchaser’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee to request additional copies of these materials or for assistance concerning the Offer. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of shares pursuant to the Offer.
The Information Agent for the Offer is:
Morrow & Co., LLC
July 6, 2009

SUMMARY TERM SHEET
     The first line of the summary table captioned “Securities Sought” is deleted in its entirety and replaced with the following:

Securities Sought:	All outstanding shares of common stock, no par value, of the Company (together with the associated preferred stock purchase rights)
     The answer to the question “What is the class and amount of securities sought in the offer?” is deleted in its entirety and replaced with the following:
     We are seeking to purchase all of the issued and outstanding shares of common stock (together with the associated preferred stock purchase rights) of Startech, which constitutes all of its outstanding capital stock. See the “Introduction” and Section 1 of this Offer to Purchase entitled “Terms of the Offer.”
     The following question and answer is inserted immediately following the answer to “Have you held discussions with Startech?”:
     What are the associated preferred stock purchase rights?
     The preferred stock purchase rights were created in July 2009 pursuant to the implementation of the Company’s shareholder rights agreement or “poison pill”. Shareholder rights agreements are anti-takeover devices established by companies to deter hostile takeover attempts. Under the Company’s shareholder rights agreement, shareholders have been issued associated preferred stock purchase rights, which may permit shareholders who are not affiliated an acquiring person (as defined in the rights agreement) to purchase the Company’s common stock at a discount in the event certain triggering events occur. If we trigger the rights agreement, purchases of common stock made by shareholders pursuant to the shareholder rights agreement would make our proposed acquisition more expensive. It is a condition of the Offer that the Board of Directors of the Company redeem the associated preferred stock purchase rights or that we are satisfied, in our reasonable discretion, that the rights have expired, been invalidated or are otherwise inapplicable to the Offer and the Merger. See Section 8 of this Offer to Purchase entitled “Certain Information Concerning the Company” and Section 14 of this Offer to Purchase entitled “Certain Conditions of the Offer”.
     The first sentence in the answer to the question “How long do I have to decide whether to tender my shares in the offer?” is deleted in its entirety and replaced with the following:
     You will have until 11:59 p.m., New York City time, on Monday, August 31, 2009, to tender your shares in the offer, unless we extend the offer.
     The answer to the question “What are the most significant conditions to the offer?” is deleted in its entirety and replaced with the following:
     We will not be obligated to purchase any shares that are validly tendered and not withdrawn pursuant to the offer if the conditions to the offer are not satisfied at the time the offer expires. The most significant conditions to consummation of the offer include the following:

•	the number of Shares validly tendered and not withdrawn before the expiration of the offer, when added to any Shares already owed by Parent and its subsidiaries, represents at least a majority of the then-outstanding shares on a fully-diluted basis;

•	the Company’s Board of Directors shall have redeemed the associated preferred stock purchase rights or we are satisfied, in our reasonable discretion, that the rights have expired, been invalidated or are otherwise inapplicable to the offer and the merger described herein; and

•	the Company shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company.
     The offer is also subject to a number of other conditions. The offer is not conditioned upon any financing arrangements or subject to a financing condition. See Section 14 of this Offer to Purchase entitled “Certain Conditions of the Offer” for a description of all of the conditions to the offer.
INTRODUCTION
     The first paragraph of “INTRODUCTION” is deleted in its entirety and replaced with the following paragraph:
     “FLH Acquisition Corp., a Colorado corporation (the “Purchaser”) and a wholly-owned subsidiary of Friendly LRL Holdings, LLC, a Delaware limited liability company (“Parent” or “FLH”) and an indirect subsidiary of LRL Investments Ltd., is offering to purchase all outstanding shares of common stock, no par value (the “Common Stock”), together with the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company” or “Startech”), at $0.65 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).”
     The third paragraph of “INTRODUCTION” is deleted in its entirety and replaced with the following paragraphs:
     “The Offer is not conditioned upon any financing arrangements or subject to a financing condition. The Offer is conditioned upon, among other things: (1) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares which, when added to any Shares already owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the outstanding Shares on the date of purchase on a fully-diluted basis (the “Minimum Condition”); (2) the Company’s Board of Directors shall have redeemed the Rights or the Purchaser shall be satisfied, in its reasonable discretion, that the Rights have expired, been invalidated or are otherwise inapplicable to the Offer and the proposed merger (the “Merger”)

of the Company and the Purchaser (or one of its affiliates) as described herein (the “Rights Condition”); and (3) the Company shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company (the “Impairment Condition”). Other conditions to the Offer are described in Section 14 of this Offer to Purchase.
     As disclosed in the Company’s Current Report on Form 8-K filed on July 27, 2009 with the SEC (the “July 27 Form 8-K”), on July 24, 2009, the Company’s Board of Directors adopted and entered into a Rights Agreement and declared a distribution of one Right for each outstanding share of Common Stock to shareholders of record at the close of business on July 27, 2009, and for each share of Common Stock issued (including shares of Common Stock issued from the Company’s treasury) by the Company thereafter and prior to the Distribution Date (as defined in “The Offer—Section 8—Certain Information Concerning the Company”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-hundredth of a share of the Company’s Series A Junior Participating Preferred Stock at a price of $1.30 per share, subject to adjustment in certain circumstances. According to the July 27 Form 8-K, the Rights Agreement will expire on August 24, 2009, unless the Rights issued under the Rights Agreement become exercisable; the Rights Agreement could be renewed or extended, however, if the Board believed that it required additional time and that the renewal or extension was in the best interests of Company shareholders. See “The Offer—Section 8—Certain Information Concerning the Company”.”
THE OFFER
Section 1—Terms of the Offer
     The third paragraph of “The Offer—Section 1—Terms of the Offer” is amended by deleting the first sentence thereof in its entirety and replacing it with the following:
     “The Offer is subject to the conditions (the “Offer Conditions”) set forth in Section 14 of this Offer to Purchase entitled “Certain Conditions of the Offer”, which include, among other things, satisfaction of the Minimum Condition, the Rights Condition and the Impairment Condition.”
     “The Offer—Section 1—Terms of the Offer” is amended by inserting after the second paragraph thereof the following:
     “As of July 29, 2009, the Rights are represented by the certificates for the Common Stock and do not trade separately. Accordingly, by tendering Common Stock you are automatically tendering a similar number of Rights. If, however, the Rights detach and separate certificates evidencing the Rights are issued, tendering shareholders will be required to deliver Rights certificates with the Common Stock.”

Section 2—Acceptance for Payment and Payment for Shares
     The third paragraph of “The Offer—Section 2—Acceptance for Payment and Payment for Shares” is amended by deleting clause (a) thereof in its entirety and replacing it with the following:
“(a) certificates representing the Shares, including if the Distribution Date occurs, certificates representing the associated Rights (“Share Certificates”) or, if applicable, timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares and, if the Distribution Date occurs, the Rights (if such procedure is available), into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 of this Offer to Purchase;”
Section 3—Procedure for Accepting the Offer and Tendering Shares
     The first paragraph of “The Offer—Section 3—Procedure for Accepting the Offer and Tendering Shares” is amended by deleting the first paragraph thereof in its entirety and replacing it with the following:
     “Valid Tenders. Except as set forth below, in order for you to validly tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares (including, if the Distribution Date occurs, the Rights (if such procedure is available)) and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver Share Certificates representing tendered Shares (including, if the Distribution Date occurs, certificates for the Rights) to the Depositary or you must cause your Shares (including, if the Distribution Date occurs, the Rights) to be tendered pursuant to the procedures for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date (except for any tenders in any Subsequent Offering Period, if one is provided), or (b) you must comply with the guaranteed delivery procedures set forth below.”
Section 5 — Certain U.S. Federal Income Tax Consequences
     The Offer—Section 5— Certain U.S. Federal Income Tax Consequences” is amended by inserting after the fifth sentence of the first paragraph thereof the following:
“This discussion also does not address the tax consequences related to a redemption or purchase of Rights.”
Section 6 — Price Range of the Shares; Dividends on the Shares
     “The Offer—Section 6—Price Range of the Shares; Dividends on the Shares” is amended by inserting the following at the end thereof:

     “We believe, based on publicly available information, that as of July 29, 2009, the Rights are attached to the Common Stock and not traded separately. As a result, the sales price per share set forth above includes both the Common Stock and the associated Right. If a “distribution” of the Rights occurs, the Rights will detach and may subsequently trade separately from the Common Stock. If a “distribution” occurs and the Rights do begin to trade separately, you are urged to obtain a recent market quotation for your Common Stock and Rights prior to deciding whether or not to tender.”
Section 8—Certain Information Concerning the Company
     “The Offer—Section 8—Certain Information Concerning the Company” is amended by inserting after the first paragraph thereof and before the paragraph entitled “Available Information” the following:
     “Preferred Stock Purchase Rights; Series A Preferred Stock. The following description of the Rights and the Preferred Stock (as defined below) is based upon publicly available documents filed by the Company with the SEC. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 to the Company’s registration statement on Form 8-A filed with the SEC on July 27, 2009.
     On July 24, 2009, the Company Board approved the adoption of a Stockholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of the Company’s Common Stock to shareholders of record on the close of business on July 27, 2009. Each Right is nominally exercisable, upon the occurrence of certain events, for one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value per share (the “Preferred Stock”), at a purchase price of $1.30 per unit, subject to adjustment. The Rights will expire on August 24, 2009; provided, however, that if the Rights shall become exercisable upon the occurrence of a Triggering Event at or before the Close of Business on August 24, 2009, the Rights Expiration Date (as defined below) shall mean August 24, 2014, and the provisions of the Rights Agreement (as defined below) shall remain in full force and effect as necessary to allow for the exercise or exchange of the Rights in accordance with the terms thereof, and the Rights shall remain exercisable, through the Close of Business on such date (the “Rights Expiration Date”). The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Corporate Stock Transfer, Inc. as Rights Agent. All capitalized terms used herein and not otherwise defined shall have the definitions assigned to such terms in the Rights Agreement.
     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a distribution date (the “Distribution Date”) will occur upon the earlier of (i) the first date of public disclosure by the Company that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (20% or more of the outstanding shares of Common Stock in the case of institutional investors who acquire such stock solely as a result of regular trading activity) or (ii) ten business days (or such later date as may be determined by the Startech Board of Directors) following the commencement of a tender offer or exchange offer (excluding any such commencement which occurred prior to the date of the Rights Agreement) that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock (the “Triggering Events”). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates; (ii) new Common Stock certificates issued will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
     The Rights are not exercisable until the Distribution Date and will expire at the earliest of the Rights Expiration Date, the Exchange Date or the date set by resolution of the Board of Directors of the Company for the redemption of the Rights.
     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.
     If a Person becomes an Acquiring Person, each holder of a Right, other than an Acquiring Person or an Associate or Affiliate of an Acquiring Person, will have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. For example, at an exercise price of $1.30 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Triggering Event would entitle its holder to purchase $2.60 worth of Common Stock (or other consideration, as noted above) for $1.30. Assuming that Common Stock had a per share value of $0.65 at such time, the holder of each valid Right would be entitled to purchase four (4) shares of Common Stock for $1.30. Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person will be null and void.
     If subsequent to the date of the Rights Agreement a tender offer to purchase 15% or more of the outstanding Common Stock is announced, then 10 business days later (unless the Board of Directors takes action to delay exercisability of the Rights or unless an Acquiring Person becomes such), each Right will become exercisable for Preferred Stock.
     If at any time following the first date of public disclosure by the Company or otherwise that a Person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.
     At any time after any Person becomes an Acquiring Person, the Board of Directors may exchange the Rights (other than Rights owned by such Person or group which will have become void), in whole or in part, at an exchange rate of three shares of Common Stock (or a combination of cash, property, Common Stock or other securities having an equal value) per Right (subject to adjustment).

     The Purchase Price payable and the number of shares of Common Stock or Preferred Stock issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. Adjustments will be made to reflect dividends (other than regular periodic cash dividends), distributions, subdivisions, combinations, reclassification or the granting of certain rights or warrants with respect to the Common Stock or the Preferred Stock, as appropriate.
     At any time prior to the earlier of the day of public disclosure that an Acquiring Person has become such and the Rights Expiration Date (subject to extension by the Board of Directors), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price. Rights are not exercisable while subject to redemption.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.
     Any of the provisions of the Rights Agreement may be amended by a majority of the Company’s Board of Directors prior to the first date of public disclosure by the Company that a Person has become an Acquiring Person. From and after such date, the provisions of the Rights Agreement may be amended by the Board to cure any ambiguity, to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision in the Rights Agreement or to change or supplement the provisions of the Rights Agreement in any manner which the Company may deem necessary or desirable and which does not adversely affect the interests of the holders of Rights Certificates (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person).
     The Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment, when, as and if declared by the Board of Directors of the Company, equal to the greater of $1.00 per share and 100 times the dividend declared per share of Common Stock, subject to anti-dilution adjustment. In the event of liquidation, the holders of the Preferred Stock will be entitled to a preferential liquidation payment equal to $100 per share, plus accrued and unpaid dividends, subject to anti-dilution adjustment. Each share of Preferred Stock will have 100 votes per share, subject to anti-dilution adjustment, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which the Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per Common Stock, subject to anti-dilution adjustment.
     Exempt Persons include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company and (iv) any Person holding Common Stock for any such employee benefit plan or for employees of the Company or of any Subsidiary of the Company pursuant to the terms of any such employee benefit plan.

     Grandfathered Persons include any Person who or which, together with all Affiliates and Associates of such Person, was, as of 5:00 p.m., New York City time, on July 24, 2009 (the “Grandfathered Time”), the beneficial owner of 15% or more of the outstanding Common Stock. Any Grandfathered Person who after the Grandfathered Time becomes the beneficial owner of less than 15% of the outstanding Common Stock shall cease to be a Grandfathered Person and shall be subject to all of the provisions of the Rights Agreement in the same manner as any Person who is not and was not a Grandfathered Person. Furthermore, any Grandfathered Person who after the Grandfathered Time becomes the beneficial owner of a percentage interest of the outstanding Common Stock that is equal to or exceeds the percentage interest of the outstanding Common Stock that such Grandfathered Person, together with all Affiliates and Associates of such Grandfathered Person, beneficially owns as of the Grandfathered Time, plus an additional 1%, shall cease to be a Grandfathered Person and shall be subject to all of the provisions of the Rights Agreement in the same manner as any Person who is not and was not a Grandfathered Person.
     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group (except as described above with respect to an Exempt Person) that attempts to acquire the Company on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time a person or group other than an Exempt Person has acquired beneficial ownership of 15% or more (20% or more in the case of certain acquisitions by institutional investors) of the Common Stock, because until such time the Rights may generally be redeemed by the Company at $.01 per Right.
     The Offer is conditioned upon, among other things, the Rights Condition. See “The Offer—Section 14—Certain Conditions of the Offer”. Company shareholders will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender of Shares in accordance with the procedures set forth in “The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares”. Unless the Distribution Date occurs, a tender of Common Stock will also constitute a tender of the Rights.”
Section 14—Certain Conditions of the Offer
     The first sentence of the first paragraph of “The Offer—Section 14—Certain Conditions of the Offer” is amended by (1) inserting after the phrase “the Minimum Condition,” the phrase “the Rights Condition,” and (2) deleting the phrase “the Second-Step Merger Condition, the Regulatory Condition.”
     Clause (vi) of “The Offer—Section 14—Certain Conditions of the Offer” is deleted in its entirety and replaced with the following:
     “(vi) the Company or any of its subsidiaries or affiliates has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities (other than a redemption of the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect on July 27, 2009), (c) issued, pledged, distributed or sold, or authorized or proposed the issuance, pledge, distribution or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than (x) the issuance of Shares pursuant to and in accordance with their publicly disclosed terms in effect on July 6, 2009 of employee stock options or warrants outstanding prior to such date, and (y) the distribution the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect on July 27, 2009), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary or affiliate of the Company, (e) declared, paid or proposed to declare or pay any dividend or other distribution, whether payable in cash, securities or other property, on any shares of capital stock of the Company (other than a distribution of the Rights or a redemption of the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect on July 27, 2009), (f) altered or proposed to alter in any material respect any material contract, permit, license or outstanding security (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger) or issued or sold, or authorized or proposed the issuance or sale of, any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in our reasonable judgment, burdensome covenants or security provisions, (g) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement, an agreement in principle, an arrangement or an understanding with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of the Company or any of its subsidiaries or affiliates or any comparable event not in the ordinary course of business consistent with past practice, (h) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement, agreement in principle, arrangement or understanding with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the economic value of the Company or any of its subsidiaries or affiliates or the economic value of the Shares to us or any of our subsidiaries or affiliates, (i) adopted, established, entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees, consultants, directors or affiliates, or made grants or awards thereunder, including entry into or amendment of any such agreements, arrangements or plans so as to provide for increased or accelerated benefits to employees, consultants, directors or affiliates whether or not as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of the Merger or other business combination involving the Company or Purchaser shall become aware of any such action which has not been publicly disclosed prior to the date of this Offer to Purchase, (j) transferred into escrow (or similar arrangement) any amounts required to fund any existing benefit, employment or severance agreement with any of the Company’s employees other than in the ordinary course of business and consistent with past practice, (k) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (l) amended, or authorized or proposed any amendment to, its articles of incorporation or bylaws (or other similar constituent documents) or we become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its articles of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed (in each case, other than the amendments as and to the extent expressly disclosed in the July 27 Form 8-K), (m) acquired or authorized, recommended or proposed to acquire, any business or assets material to the Company or any of its subsidiaries or affiliates other than purchases of inventory in the ordinary course of business and consistent with past practice, or (n) agreed in writing or otherwise to take any of the foregoing actions; or”
     Clauses (viii) and (ix) of “The Offer—Section 14—Certain Conditions of the Offer” are deleted in their entirety and replaced with the following:
     “(viii) any required approval, permit, authorization, favorable review, clearance, action or non-action, waiver or consent of any Governmental Authority (including the matters described or referred to in “Section 15 — Certain Legal Matters”) shall not have been obtained on terms satisfactory to the Purchaser in its reasonable judgment or any waiting periods for such clearances or approvals shall not have expired; or
     (ix) we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries pursuant to which it is agreed that the Offer will be terminated, or we and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or”
THE FORM OF LETTER OF TRANSMITTAL ATTACHED AS EXHIBIT (A)(1)(B) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:
     The cover page of the Letter of Transmittal is amended to include the phrase “(Including the Associated Preferred Stock Purchase Rights)” immediately following the phrase “to Tender Shares of Common Stock” on the second line of the cover page.
     All references to “12:00 midnight, New York City time, on Friday, July 31, 2009” in the Letter of Transmittal are amended to be references to “11:59 p.m., New York City time, on Monday, August 31, 2009”.
     The second paragraph at page 2 of the Letter of Transmittal is deleted in its entirety and replaced with the following paragraph:
     “Shareholders who desire to tender their Shares (as defined below) and whose certificates for such Shares (together with the certificates evidencing the corresponding Rights (as defined below) in the event that the Distribution Date (as defined in the Offer to Purchase) shall have occurred, the “Share Certificates”) are not immediately available or who cannot deliver their Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date (as defined in the Offer to Purchase), or who cannot complete the procedure for book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.”

     The first sentence of the letter to shareholders at page 3 of the Letter of Transmittal is deleted in its entirety and replaced with the following sentence:
     “The undersigned hereby tenders to FLH Acquisition Corp., a Colorado corporation (the “Purchaser”) and a wholly-owned subsidiary of Friendly LRL Holdings, LLC, a Delaware limited liability company (“Parent”) and an indirect subsidiary of LRL Investments Ltd., a company organized under the laws of the Cayman Islands (“LRL”), the above-described shares of common stock, no par value (the “Common Stock”), including the associated preferred stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company”), pursuant to the Purchaser’s offer to purchase all outstanding Shares at a purchase price of $0.65 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2009 (the “Offer to Purchase”), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the “Offer”).”
THE FORM OF NOTICE OF GUARANTEED DELIVERY ATTACHED AS EXHIBIT (A)(1)(C) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:
     The cover page of the Notice of Guaranteed Delivery is amended to include the phrase "(Including the Associated Preferred Stock Purchase Rights)” immediately following the phrase “Tender Shares of Common Stock” on the third line of the cover page.
     The first paragraph of the cover page of the Notice of Guaranteed Delivery is deleted in its entirety and replaced with the following:
     “As set forth in Section 3 of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to accept the Offer (as defined below) if certificates for shares of common stock, no par value, including the associated preferred stock purchase rights (the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company”), are not immediately available, or if the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary at the address set forth below prior to the Expiration Date (as defined in the Offer to Purchase). This form may be delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined in the Offer to Purchase). See Section 3 of the Offer to Purchase.”
THE FORM OF LETTER FROM PURCHASER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND NOMINEES ATTACHED AS EXHIBIT (A)(1)(D) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:
     The phrase “(Including the Associated Preferred Stock Purchase Rights)” shall be inserted immediately following the phrase “All Outstanding Shares of Common Stock” on the second line of the first page of the form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     All references to “12:00 midnight, New York City time, on Friday, July 31, 2009” in the form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees are amended to be references to “11:59 p.m., New York City time, on Monday, August 31, 2009”.
     The first paragraph on the first page of the form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is deleted in its entirety and replaced with the following:
     “We have been engaged by FLH Acquisition Corp., a Colorado corporation (the “Purchaser”) and a wholly-owned subsidiary of Friendly LRL Holdings, LLC, a Delaware limited liability company (“Parent”) and an indirect subsidiary of LRL Investments Ltd., a company organized under the laws of the Cayman Islands (“LRL”), to act as Information Agent in connection with the Purchaser’s offer to purchase for cash all outstanding shares of common stock, no par value, including the associated preferred stock purchase rights (together, the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company”), at a purchase price of $0.65 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated July 6, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith.”
     The first paragraph on the second page of the form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is deleted in its entirety and replaced with the following:
     “The Offer is conditioned upon, among other things: (1) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares which, when added to any Shares already owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the outstanding Shares on the date of purchase on a fully-diluted basis; (2) the Company Board (as defined in the Offer to Purchase) shall have redeemed the Rights (as defined in the Offer to Purchase) or the Purchaser shall be satisfied, in its reasonable discretion, that the Rights have expired, been invalidated or are otherwise inapplicable to the Offer and the merger of the Company and the Purchaser (or one of its affiliates) as described in the Offer to Purchase; and (3) the Company shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company. The Offer is also subject to other terms and conditions described in the Offer to Purchase.”
THE FORM OF LETTER TO CLIENTS FOR USE BY BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND NOMINEES ATTACHED AS EXHIBIT (A)(1)(E) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:
     The phrase “(Including the Associated Preferred Stock Purchase Rights)” shall be inserted immediately following the phrase “All Outstanding Shares of Common Stock” on the second line of the first page of the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     All references to “12:00 midnight, New York City time, on Friday, July 31, 2009” in the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees are amended to be references to “11:59 p.m., New York City time, on Monday, August 31, 2009”.
     The first paragraph on the first page of the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is deleted in its entirety and replaced with the following:
     “Enclosed for your consideration are an Offer to Purchase dated July 6, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) relating to the Offer by FLH Acquisition Corp., a Colorado corporation (the “Purchaser”) and a wholly-owned subsidiary of Friendly LRL Holdings, LLC, a Delaware limited liability company (“Parent”) and an indirect subsidiary of LRL Investments, Ltd., a company organized under the laws of the Cayman Islands (“LRL”), to purchase for cash all outstanding shares of common stock, no par value, together with the associated preferred stock purchase rights (together, the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company”), at a purchase price of $0.65 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer.”
     The fourth paragraph of the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is deleted in its entirety and replaced with the following:
     “Your attention is directed to the following:
     1. The Offer price is $0.65 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon.
     2. The Offer is being made for all outstanding Shares.
     3. The Offer and withdrawal rights expire at 11:59 p.m., New York City time, on Monday, August 31, 2009, unless extended.
     4. The Offer is conditioned upon, among other things: (1) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares which, when added to any Shares already owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the outstanding Shares on the date of purchase on a fully-diluted basis (which means after giving effect to the exercise of all outstanding options, warrants, rights and convertible securities); (2) the Company Board (as defined in the Offer to Purchase) shall have redeemed the Rights (as defined in the Offer to Purchase) or the Purchaser shall be satisfied, in its reasonable discretion, that the Rights have expired, been invalidated or are otherwise inapplicable to the Offer and the merger of the Company and the Purchaser (or one of its affiliates) as described in the Offer to Purchase; and (3) the Company shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company. The Offer is also subject to other terms and conditions described in the Offer to Purchase.
     5. Any stock transfer taxes applicable to a sale of Shares to the Purchaser pursuant to the Offer will be borne by the Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal. However, U.S. federal income tax may be withheld at the applicable backup withholding rate, unless the required taxpayer identification information is provided and certain certification requirements are met, or unless an exemption is established. See Instruction 9 of the Letter of Transmittal.”
     The phrase “(Including the Associated Preferred Stock Purchase Rights)” shall be inserted immediately following the phrase “All Outstanding Shares of Common Stock” on the third line of the Instructions Form included in the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
     The first paragraph on the Instructions Form included in the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is deleted in its entirety and replaced with the following:
     “The undersigned acknowledge(s) receipt of your letter, the enclosed Offer to Purchase dated July 6, 2009, and the related Letter of Transmittal, in connection with the offer by FLH Acquisition Corp., a Colorado corporation and a wholly-owned subsidiary of Friendly LRL Holdings, LLC, a Delaware limited liability company (“Parent”) and an indirect subsidiary of LRL Investments, Ltd., a company organized under the laws of the Cayman Islands, to purchase for cash all outstanding shares of common stock, no par value, including the associated preferred stock purchase rights (together, the “Shares”), of Startech Environmental Corporation, a Colorado corporation, at a purchase price of $0.65 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.”
Item 11. Additional Information
     As reflected in the amendments to the Offer set forth in this Amendment No. 3, on July 30, 2009, Purchaser extended the Expiration Date of the Offer until 11:59 p.m., New York City time, on Monday, August 31, 2009, unless further extended. As of 5:00 p.m., New York City time, on July 29, 2009, approximately 230,669 Shares had been tendered in and not withdrawn from the Offer.
     The full text of the press release issued by Parent on July 30, 2009 announcing the amendment of its Offer, including the extension of the Offer, is filed as Exhibit (a)(5)(F) hereto and is incorporated by reference herein.
Item 12. Materials to be filed as Exhibits.
     Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit
Number	Exhibit
(a)(1)(A)	Offer to Purchase, dated July 6, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(A)	Form of Summary Advertisement, as published in the New York Times on July 6, 2009.*

(a)(5)(B)	Press Release issued by Parent, dated July 6, 2009.*

(a)(5)(C)	Press Release issued by Parent, dated June 29, 2009 (incorporated by reference to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on June 29, 2009).*

(a)(5)(D)	Press Release issued by Parent, dated July 20, 2009.*

(a)(5)(E)	Press Release issued by Parent, dated July 24, 2009. *

(a)(5)(F)	Press Release issued by Parent, dated July 30, 2009

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2009	FLH ACQUISITION CORP.

	By:	/s/ Sergey S. Mitirev
	Name:	Sergey S. Mitirev
	Title:	Director

	By:	/s/ Dmitry A. Timoshin
	Name:	Dmitry A. Timoshin
	Title:	Director

FRIENDLY LRL HOLDINGS, LLC

	By:	/s/ Sergey S. Mitirev
	Name:	Sergey S. Mitirev
	Title:	Authorized Representative

	By:	/s/ Dmitry A. Timoshin
	Name:	Dmitry A. Timoshin
	Title:	Authorized Representative

LRL INVESTMENTS LTD.

	By:	/s/ Sergey S. Mitirev
	Name:	Sergey S. Mitirev
	Title:	Director

	By: Name:	/s/ Dmitry A. Timoshin Dmitry A. Timoshin
	Title:	Director

INDEX TO EXHIBITS

Exhibit
Number	Exhibit
(a)(1)(A)	Offer to Purchase, dated July 6, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(A)	Form of Summary Advertisement, as published in the New York Times on July 6, 2009.*

(a)(5)(B)	Press Release issued by Parent, dated July 6, 2009.*

(a)(5)(C)	Press Release issued by Parent, dated June 29, 2009 (incorporated by reference to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on June 29, 2009).*

(a)(5)(D)	Press Release issued by Parent, dated July 20, 2009.*

(a)(5)(E)	Press Release issued by Parent, dated July 24, 2009.*

(a)(5)(F)	Press Release issued by Parent, dated July 30, 2009

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed